SEC File No 812 — 13777

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF
RIO TINTO PLC	RIO TINTO LIMITED
2 Eastbourne Terrace	ABN 96 004 458 404
London W2 6LG	Level 33
United Kingdom	120 Collins Street
Melbourne
Victoria 3000
Australia

FIRST AMENDED AND RESTATED
APPLICATION FOR ORDERS
PURSUANT TO SECTIONS 3(b)(2) AND 45(a) OF THE
INVESTMENT COMPANY ACT OF 1940,
AS AMENDED
Please direct all communications concerning this application to
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Telephone: 011 44 20 7456 3223
E-mail: tom.shropshire@linklaters.com

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)	APPLICATION FOR ORDERS
RIO TINTO PLC	)	PURSUANT TO SECTIONS 3(b)(2) AND
2 Eastbourne Terrace	)	45(a) OF THE INVESTMENT COMPANY
London W2 6LG	)	ACT OF 1940, AS AMENDED
United Kingdom	)

AND

RIO TINTO LIMITED	)
Level 33)
120 Collins Street	)
Melbourne	)
Victoria 3000)
Australia	)

1	Introduction
This is an amended and restated application filed by Rio Tinto plc (“RTP”) and Rio Tinto Limited (“RTL”, and together with RTP, “Rio Tinto” or the “Group”) on December 16, 2010 (the “Application”) for orders of the US Securities and Exchange Commission (the “Commission”) pursuant to Sections 3(b)(2) and 45(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).1 Rio Tinto hereby applies for an order of the Commission pursuant to Section 3(b)(2) of the 1940 Act finding and declaring that Rio Tinto is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and, therefore, is not an investment company within the meaning of the 1940 Act. Rio Tinto further requests an order pursuant to Section 45(a) of the 1940 Act granting confidential treatment to certain financial and other information set forth in Exhibit E, which has been submitted to the Commission under separate cover.
Rio Tinto is a leading international business involved in each stage of metal and mineral production. Its business is sustainably finding, developing, mining and processing natural resources. Its major products are aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc, zircon), and its activities span the world — Rio Tinto has major operations in Australia and North America, with significant businesses in South America, Europe, southern Africa and Asia.
Rio Tinto is filing this Application pursuant to Section 3(b)(2) to clarify its status and its treatment of certain instruments under the 1940 Act. Rio Tinto, as described below in greater detail, is a dual-listed company (“DLC”) comprised of two distinct corporate entities: RTP and RTL. The DLC

[1]	This first amended and restated Application amends and restates the initial application filed by Rio Tinto with the Commission on May 27, 2010. The amendments contained herein reflect (i) the termination of the proposed 50:50 joint venture agreement with BHP Billiton Limited and BHP Billiton PLC, on October 18, 2010, and (ii) the completion of the THA Buyback (described in Section 2.1 hereof), on September 21, 2010.

structure raises substantive and interpretive questions for Rio Tinto under the 1940 Act arising out of the manner in which it transfers cash between RTP and RTL. In particular, the transfer of cash between RTP and RTL has the effect of either creating receivables, which are represented by instruments evidencing the transaction giving rise to the receivable (referred to herein as “intra-group receivables”) or being considered as “investment income” if transferred as internal dividends or other cash distributions (referred to herein as “internal distributions”). Out of an abundance of caution, for the purposes of testing under the Investment Company Act 1940, Rio Tinto has viewed certain of these intra-group receivables as “investment securities” on the balance sheet of the subsidiary distributing the cash or the transfer of cash as “investment income” if transferred as internal distributions. Despite the fact that the cash being distributed is derived from the Group’s operations, and, absent the DLC structure, would not raise concerns under the 1940 Act, the treatment of the associated intra-group receivables as “investment securities” and the internal distributions as “investment income” within RTP and RTL is currently limiting the Group’s ability to fund its operating activities in a tax- or capital-efficient manner, resulting in additional costs being incurred (which are currently estimated at several million US dollars). This is principally driven by the concern that RTP, RTL and/or the Group could be classified as an “investment company” under section 3(a)(1)(C) of the Act.
For example, Hamersley Iron Pty Ltd (“Hamersley Iron”), a wholly-owned subsidiary of RTL, operates nine iron mines in Western Australia, approximately 700 kilometers of dedicated railway, and a port and associated infrastructure facilities. Hamersley Iron generates revenue from these activities, which it normally distributes to other subsidiaries across the Group (i.e., within RTL and also, ultimately, across to RTP) in order to enable Rio Tinto to fund the Group’s operating activities in an efficient manner. The movement of the funds, between RTP (and its subsidiaries) and RTL (and its subsidiaries), can potentially result in a significant amount of “investment securities” on the balance sheets of certain RTP and RTL subsidiaries (due to intra-group receivables) and the receipt of significant income in the form of internal distributions, which, in turn, impacts Rio Tinto’s ability to distribute funds efficiently within the Group, as discussed in Section 4.4 below.
Furthermore, as discussed further in Section 4.5 below, based on current estimates of 2010 net income, RTP can only receive up to approximately $1 billion of income from RTL before it would breach the 45% threshold for the income test under Rule 3a-1 under the Act. This is a relatively small amount in the context of the Group’s operational financing needs. Additionally, there are other specific transactions which are meant to distribute funds across the group to efficiently fund operating activities but which Rio Tinto has delayed (such as the waiver of debt due from an RTP subsidiary to an RTL subsidiary, and the payment of dividends from RTL to RTP on the DLC dividend share) which, if implemented, could also result in a breach the 45% threshold for the income test under Rule 3a-1 under the Act.
For these reasons, and as further discussed below, Rio Tinto respectfully requests an order of the Commission pursuant to Section 3(b)(2) of the 1940 Act, finding and declaring that Rio Tinto is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and, therefore, is not an investment company within the meaning of the 1940 Act.
Section 2 provides background on Rio Tinto’s corporate organization and operations, and a discussion of how the intra-group receivables and internal distributions referred to above affect Rio Tinto’s status under the 1940 Act. Section 3 states the applicable law and Section 4 discusses why Rio Tinto believes an order pursuant to Section 3(b)(2) is appropriate. The remainder of this Application deals with the formal and procedural requirements of requesting an order pursuant to the 1940 Act.

2	Background

2.1	Corporate and Organizational Matters
As noted above, Rio Tinto is comprised of two distinct corporate entities: RTP and RTL. RTP is a foreign private issuer organized under the laws of England and Wales with ordinary shares listed on the London Stock Exchange and Euronext and American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange. RTP’s ordinary shares and ADRs are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).
Similarly, RTL is a foreign private issuer organized under the laws of Australia with shares listed on the Australian Securities Exchange and traded on the over-the-counter market in the United States. RTL’s shares are also registered under Section 12 of the 1934 Act; it has no ADRs issued or outstanding.
RTP historically held a controlling interest in RTL and had reduced that holding over time. On August 12, 2010, Rio Tinto announced that it had decided in principle to buy back all of the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia Pty Ltd (“THA”), a wholly owned subsidiary of Rio Tinto plc (the “THA Buyback”). On September 21, 2010, Rio Tinto completed the THA Buyback and, as a result, RTP no longer beneficially owns (directly or indirectly) any shares of RTL.2
Notwithstanding that each of RTP and RTL have separately traded securities, and that RTP no longer holds an interest in RTL, they are commonly controlled, in that they each have a special voting share (the “Special Voting Shares”), which enables shareholders of both RTP and RTL to vote on key decisions on a joint basis; they have common boards of directors; and are managed as a single enterprise through a DLC structure. This structure, which was formed in 1995, places the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies.3
Under the DLC structure, both RTP and RTL remain as distinct corporate entities with holders owning shares in one or the other entity. However, pursuant to a DLC Sharing Agreement (the “Sharing Agreement”), each company is required to operate, as far as possible, as if the two companies and their respective subsidiaries were a single enterprise and holders of RTP and RTL shares have shared rights between them. The DLC structure is based on the following key principles:
•	Dividends and capital returns are equalized via the DLC Dividend Share so that shareholders of each company are effectively in the same economic position as if they held shares in a single enterprise.
•	Each company has a separate but common board of directors.
•	Each company has separate shareholder meetings, although there are special voting mechanisms in place which regulate the voting at each meeting (via the Special Voting Share).
•	Each company is subject to local laws and listing obligations.

[2]	Although RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a technical presumption of “control” under Section 2(a)(9) of the 1940 Act, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act due to Rio Tinto’s DLC structure and Sharing Agreement described in greater detail in this Section 2.1.

[3]	For additional detail about the organizational structure of Rio Tinto, please see Exhibit D hereto.

•	For the protection of creditors, RTP and RTL have each executed a deed poll guarantee pursuant to which they each guarantee certain contractual obligations of the other (subject to certain exceptions).
•	In the companies’ constituent documents, the directors are expressly authorized and directed to carry into effect the Sharing Agreement (and the other ancillary DLC agreements). There is also a general authorization for the directors to do anything “necessary or desirable” to maintain or develop the DLC structure.
•	With respect to potential “change of control” events, there are protections in the constituent documents of each company, and in related instruments of the Australian Securities Investments Commission, designed to ensure that a person could not take over, or gain control of, one company, without also making an offer for the other company.
The practical effect of that structure has also been recognized by Rio Tinto’s primary regulators, including the Commission. In particular, in the combined Annual Report on Form 20-F, the Commission’s accounting staff has permitted Rio Tinto to file combined financial statements reflecting “Rio Tinto” and therefore recognizing that RTP and RTL are, in effect, a single group. Financial statements for the Group are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.
As of December 3, 2010, Rio Tinto had approximately 237,172 registered shareholders globally, including approximately 646 registered shareholders in the United States representing approximately 0.27% of its combined share capital. There were, in addition, shares registered in the name of a custodian that were represented by ADRs held by approximately 387 ADR holders, representing approximately 4.73% of Rio Tinto’s combined share capital.4

2.2	Summary of Business and Operations
Rio Tinto is a leading international mining group. Its business is sustainably finding, developing, mining and processing natural resources. Rio Tinto divides its operations into five product groups:
•	Iron Ore. The Iron Ore group is the second largest supplier to the world’s seaborne iron ore trade with interests that comprise Hamersley Iron and Robe River in Australia, Iron Ore Company of Canada, and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia, employing a new, cleaner iron making process developed largely by Rio Tinto. It also includes the Dampier Salt operations at three sites in Western Australia.
•	Aluminium. The Aluminium product group, Rio Tinto Alcan, is one of the world’s largest producers of bauxite, alumina and aluminium, benefiting from a sustainable, low cost energy supply. It operates mainly in Canada and Australia, with interests in Europe, New Zealand, Africa, South America and the United States.
•	Copper. The Copper group is a world leader in copper production, comprising Kennecott Utah Copper in the United States, and interests in some of the world’s largest copper mines and development projects, including Escondida in Chile, Grasberg in Indonesia, the Resolution and Pebble projects in the United States, the Oyu Tolgoi project in Mongolia and the La Granja project in Peru.

[4]	Note that US shareholders and US ADR holders may hold through non-US nominees who appear on the relevant register as non-US holders, and therefore the number of ultimate beneficial shareholders and ADR holders in the United States may be greater than the number of US holders which are identifiable as such on the relevant register.

•	Energy. The Energy group is one of the biggest suppliers in its markets, represented in coal by Rio Tinto Coal Australia in Australia, and through its minority interest in Cloud Peak Energy Inc. in the United States (formerly Rio Tinto Energy America which was subject to an initial public offering on November 20, 2009). It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia, both among the world’s largest uranium operations.
•	Diamonds & Minerals. The Diamonds group is a leading supplier of rough diamonds, comprising interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by a diamond sales office in Belgium. The industrial minerals businesses are global leaders in the supply and science of their products, comprising Rio Tinto Minerals, made up of borates and talc operations in the United States, South America, Europe and Australia, as well as Rio Tinto Iron & Titanium which has interests in North America, South Africa and Madagascar.
In addition, Rio Tinto has two significant business support groups. The Exploration group is organized into three teams based in the Americas, Australiasia and Africa/Eurasia and a project generation team that searches the world for new opportunities and provides specialized geological, geophysical and commercial expertise to the regional teams. The Technology & Innovation group has bases in Australia, Canada, the United Kingdom and the United States, and its role is to identify, develop and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to orebodies of the future.

2.3	Rio Tinto’s Assets and Income and the Effect of “Internal distributions” and “Intra-group Receivables” on Rio Tinto’s Investment Company Act Status
As discussed above, Rio Tinto is an international mining group, and its assets are mainly goodwill and fixed, tangible assets used in its operations. As of June 30, 2010, the Group had US$91,499 million worth of assets on an unaudited consolidated historical cost basis, of which only US$1,426 million (1.6% of total assets) related to other financial assets, with the remainder relating to goodwill (US$14,183 million, 15.5%), intangible assets (US$5,708 million, 6.2%), property, plant and equipment (US$44,511 million, 48.6%), investments in equity accounted units (US$7,160 million, 7.8%), loans to equity accounted units (US$258 million, 0.3%), inventories (US$5,176 million, 5.7%), trade and other receivables (US$6,773 million, 7.4%), deferred tax assets (US$2,234 million, 2.4%), tax recoverable (US$358 million, 0.4%), cash (US$3,319 million, 3.6%) and assets held for sale (US$393 million, 0.4%).
Further, as of December 31, 2009, the Group had US$97,236 million worth of assets on an audited consolidated historical cost basis, of which only US$1,535 million (1.6% of total assets) related to other financial assets, with the remainder relating to goodwill (US$14,268 million, 14.7%), intangible assets (US$5,730 million, 5.9%), property, plant and equipment (US$45,803 million, 47.1%), investments in equity accounted units (US$6,735 million, 6.9%), loans to equity accounted units (US$338 million, 0.4%), inventories (US$5,173 million, 5.3%), trade and other receivables (US$5,822 million, 6.0%), deferred tax assets (US$2,231 million, 2.3%), tax recoverable (US$586 million, 0.6%), cash (US$4,233 million, 4.3%) and assets held for sale (US$4,782 million, 4.9%).
As of December 31, 2009, RTP had US$28,239 million worth of assets on an unconsolidated historical cost basis, of which US$5,778 million, or 20.5%, was amounts owed by subsidiaries.

RTL had Australian Dollar A$22,756 million worth of assets on an unconsolidated basis, of which A$11,598 million, or 51.0%, was in loans to subsidiaries.5
In the twelve months to 30 June 2010, the Group generated US$13,113 million of income (profit before tax), comprising US$13,122 million of profit from its operations, offset by net finance items of US$9 million.
In 2009, the Group generated US$7,860 million of income (profit before tax), comprising US$8,292 million of profit from its operations, offset by net finance items of US$432 million. On an unconsolidated basis (including intercompany transactions), in 2009 RTP generated US$5,164 million of net income after tax, and RTL generated A$13,051 million of net income after tax.
As discussed earlier, in order to finance its global operations in an efficient manner, Rio Tinto arranges for the movement (or distribution) of cash generated by the operations of certain of its subsidiaries and controlled companies to other subsidiaries and controlled companies between RTP and RTL. This distribution of cash between RTP and RTL has the effect of either, creating intra-group receivables on the balance sheet of the subsidiary distributing the cash, or being treated as dividend income by the company receiving the internal distribution. These intra-group receivables and internal distributions are indicative of Rio Tinto’s primary operational purpose which is sustainably finding, developing, mining and processing natural resources, and not indicative of the operations of an investment company, because:
•	Any amounts received by a controlled Rio Tinto subsidiary holding an instrument representing an intra-group receivable issued by another controlled Rio Tinto subsidiary, or any internal dividends distributed between RTP and RTL, are derived from Group companies and not from the efforts of others outside the Group.
•	The intra-group receivables are held by the relevant subsidiaries within the Group for the purpose of intra-Group accounting, and are not held or traded for the purposes of realizing any gain. The sole purpose for the distributions of cash, either giving rise to the intra-group receivables or as internal distributions, is to finance the operations of Rio Tinto in an efficient manner, rather than for the purpose of making an investment.
•	Amounts received under the intra-group receivables or internal distributions are eliminated upon consolidation when considered at the Group level. Accordingly, a Rio Tinto subsidiary which holds an intra-group receivable reflecting an inter-company distribution of cash within the Group is not expecting to realize a profit from such an instrument.
•	There is no contemplation of the public distribution of the intra-group receivables, and there is no reasonable expectation that investors would ever be entitled to acquire such instruments (even upon liquidation or winding up). The only entities to hold such instruments are certain subsidiaries within the Group, and these instruments would be settled internally via internal distributions.
•	Lastly, the existence of these instruments does not have any significant impact on the relative risk of an investment in the Group or change the nature or character of the Group’s business or operations as a mining company, and they are therefore of little relevance to public security-holders in RTP or RTL.
Rio Tinto does not believe these intra-group receivables or internal distributions have defining characteristics, which have traditionally been thought of as “investment-like”, and the regulation of

[5]	Note that financial information of an unconsolidated basis for each of RTP and RTL is only available as of the fiscal year end (i.e. at December 31 of each year)

these instruments as “securities” under the 1940 Act would not, therefore, serve the Act’s regulatory aims or offer meaningful (if any) protection for investors.
Nonetheless, out of an abundance of caution Rio Tinto has historically treated these intra-group receivables as “securities”6 and internal distributions as “investment income” under the 1940 Act even through the subsidiary which receives the cash and issues the intra-group receivable, or receives the cash as a dividend, is within the Rio Tinto Group and controlled by either RTP or RTL, and not a third party from outside the Group.
In this regard, Rio Tinto’s DLC structure raises particular issues under the 1940 Act since, applying the analytical construct above, each time cash is transferred from a subsidiary of RTP to a subsidiary of RTL (or the reverse), an intra-group receivable arises which, due to Rio Tinto’s structure, can be considered an “investment security” on the balance sheet of the subsidiary distributing the cash or “investment income” is generated if the transfer is an internal distribution.
In the twelve months to 30 June 2010, 96% of the cash generated by Rio Tinto was from its global operations; 2% was raised from additional borrowings (used to repay existing borrowings); and the remaining 2% was raised from the sale of financial assets (1%), and other investing cash flows (1%). 65% of this cash was distributed and re-employed to finance these operations. The remaining 35% was used to pay taxes (21%), dividends (9%) and interest (5%).
Further, in 2009, 37.6% of the cash generated by Rio Tinto was from its global mining operations; 40.4% was raised from the rights issues;7 15.7% was raised from additional borrowings (used to repay existing borrowings); 5.5% was raised from asset divestments; and the remaining 0.8% was raised from the sale of financial assets (0.7%), and other investing cash flows (0.1%). Excluding the net proceeds from the rights issues, the cash generated by Rio Tinto from its global mining operations was 63.0%, with 26.3% from additional borrowings, 9.2% from asset divestments, 1.2% from the sale of financial assets and 0.3% from other investing cash flows. 86.1% of this cash was distributed and re-employed to finance these operations. The remaining 13.9% was used to pay taxes (8.4%), dividends (2.4%) and interest (3.1%).
As discussed in greater below in Sections 4.4 and 4.5, the percentage of investment securities on the balance sheets of certain subsidiaries, and the income derived from investment securities, would be expected to increase significantly if Rio Tinto were able to more freely distribute funds from RTL to RTP (and vice versa) in order to improve the financing efficiency of its operations.

3	Applicable Law

3.1	Definition of “Investment Company”
Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. Rio Tinto has not and does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. Rio Tinto also is not engaged in the business of issuing face-amount certificates of the installment type, and has

[6]	Rio Tinto believes that based on the characteristics of the intra-group receivables described above there is a strong argument that the intra-group receivables do not meet the definition of a “security” as articulated by the US Supreme Court in Reves v. Ernst & Young, 494 U.S. 56 (1990), and SEC v. W.J. Howey Co., 328 U.S. 293 (1946). Nonetheless, Rio Tinto recognizes that the Commission does not consider those definitions of a “security” as directly applicable under the 1940 Act and so, when conducting its analysis under the 1940 Act, Rio Tinto assumes the intra-group receivables are “securities” and, where appropriate, “investment securities” out of an abundance of caution.

[7]	In June 2009, RTP and RTL raised approximately US$15.2 billion by way of rights issues to certain of their then-existing shareholders.

not been engaged in such business and does not have any such certificate outstanding within the meaning of Section 3(a)(1)(B) of the 1940 Act. Consequently, Sections 3(a)(1)(A) and 3(a)(1)(B) of the 1940 Act do not apply.
Section 3(a)(1)(C) of the 1940 Act further defines an “investment company” as “any issuer which is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”. The term “investment securities” as used in Section 3(a)(1) is defined in Section 3(a)(2) of the 1940 Act to mean “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3.
As of December 31, 2009, based on Rio Tinto’s prudential approach under the 1940 Act, the total value of RTP’s “investment securities” constituted approximately 19.0% of RTP’s total assets on an unconsolidated basis. The value of RTL’s “investment securities” constituted approximately 16.0% of RTL’s total assets on an unconsolidated basis. Assuming the DLC is treated as a single company for the purposes of testing under the 1940 Act, as of December 31, 2009, the value of the Group’s “investment securities” constituted 1.6% of its total assets.
However, as mentioned above, and since the THA buyback reduced RTP’s holding in RTL below 25%, the treatment of the intra-group receivables as investment securities and the internal distributions as “investment income” within RTP and RTL has limited the Group’s ability to fund its operating activities in a tax- or capital-efficient manner, principally driven by the concern that RTP, RTL and/or the Group could be classified as an “investment company” under section 3(a)(1)(C) of the Act. If Rio Tinto were to transfer funds within the Group in a manner which most efficiently funded its operating activities in a tax- and capital-efficient manner, and would continue to treat the intra-group receivables arising therefrom as investment securities, then Rio Tinto believes it would run a significant risk of becoming an “investment company” under section 3(a)(1)(C) of the Act.

3.2	Exemptions from the 1940 Act
     3.2.1 Rule 3a-1
Although an issuer of securities may fall within the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act, the issuer may qualify for an exemption from the definition. Rule 3a-1 exempts an entity from the definition of an “investment company” if no more than 45% of its total assets consist of, and no more than 45% of its net income after taxes for the last four quarters is derived from, securities other than Government securities and securities of majority owned subsidiaries and companies primarily controlled by it.
As of December 31, 2009, the value of total assets invested in “investment securities” for RTP and RTL was 3.4% and 23.3% of their total assets, respectively, and the total income derived from “investment securities” for RTP and RTL was 4.9% and 17.8% of their total income, respectively, as calculated pursuant to Rule 3a-1. Therefore, as of December 31, 2009, neither RTP nor RTL was considered an investment company under the 1940 Act.
Further, as of June 30, 2010, the value of total assets invested in “investment securities” for RTP and RTL was 2.8% and 23.2% of their total assets, respectively, and the total income derived from “investment securities” for RTP and RTL was 3.3% and 10.0% of their total income, respectively, as calculated pursuant to Rule 3a-1. Therefore, as of June 30, 2010, neither RTP nor RTL was considered an investment company under the 1940 Act; however, as discussed in Section 4 below, any material increase in the movement of funds between RTP and RTL could exacerbate this problem.
Rio Tinto is able to maintain its compliance with the 1940 Act because it regularly monitors its status under the 1940 Act and conducts prudential analyses in accordance with the 1940 Act and the Commission’s interpretations thereof. RTP is examined on an unconsolidated basis to determine whether the thresholds set out in Rule 3a-1 are exceeded. In making a determination about RTP, Rio Tinto’s management must conduct an analysis of RTL, reflecting the control RTP has over RTL as a result of the DLC structure. Rio Tinto’s management considers RTL to be a primarily-controlled subsidiary for the purposes of the 1940 Act. As a result, Rio Tinto’s management analyzes RTL separately to determine whether it should be treated as a “good” asset or a “bad” asset (i.e., generally, an “investment security”) by RTP. In addition, Rio Tinto’s management considers the status of RTL itself, under the 1940 Act, to ensure that it complies with the relevant regulations.
To date, since each of RTP and RTL have significant operations and related income and assets, they have been able to ensure that neither RTP’s nor RTL’s “investment securities” and “investment income” exceed the relevant thresholds. However, since the THA buyback reduced RTP’s holding in RTL below 25%, the treatment of the intra-group receivables as “investment securities” and the internal distributions as “investment income” as discussed above in Section 2.3 may have a substantial negative impact on the Group’s ability to finance its operations, access the capital markets and distribute securities to its existing investors (e.g., through dividends or pre-emptive offerings), as discussed further below in Sections 4.4 and 4.5.
     3.2.2 Section 3(b)(2)
Section 3(b)(2) of the 1940 Act also provides an exemption from the 1940 Act, stating: “Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses”.
In determining whether a company is primarily engaged in non-investment company business under Section 3(b)(2), the Commission considers: (i) the issuer’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.8
Rio Tinto respectfully submits that the Tonopah Factors demonstrate that it, directly and through its wholly- and majority-owned and its primarily-controlled subsidiaries, is primarily engaged in the business of sustainably finding, developing, mining and processing natural resources, and therefore, is not an investment company pursuant to Section 3(b)(2) of the 1940 Act.

4	Discussion

4.1	Rio Tinto’s Historical Development
Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.

[8]	See Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947) (the “Tonopah Factors”)

The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation. CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company. Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisitions.
RTZ and CRA were unified in 1995 through a DLC structure as discussed above in Section 2.2. In 1997, the RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group.
Over the past decade, the Group has continued to invest in developments and acquisitions in keeping with its over century-long strategy of sustainably finding, developing, mining and processing natural resources.

4.2	Rio Tinto’s Public Representations of Policy
Rio Tinto has never represented that it is involved in any business other than the finding, developing, mining and processing of the earth’s mineral resources. Rio Tinto has consistently stated, in its annual reports to shareholders, press releases, filings with the Commission, marketing materials and website, that it is a diversified mining and exploration company.
For example, Rio Tinto’s 2009 Annual report includes the following statements about its business on the first page:
•	“Rio Tinto is a leading international business involved in each stage of metal and mineral production. We produce aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc, zircon). With production mainly from Australia and North America, we operate in more than 50 countries. We employ about 102,000 people, whose health and safety is a key priority and an integral part of placing sustainable development at the heart of everything we do. We operate as a global organization with one set of standards and values, sharing best practices across the Group.”
•	“Our strategy is to invest in and operate large, long term, cost competitive mines and businesses, driven by the quality of each opportunity.”
•	“Our assets give us a rich array of options for growth in line with demand.”
•	“Our recapitalization and asset divestment programmes have strengthened our balance sheet and enhanced options for growth.”
•	“Safe working and sustainable development are at the heart of our activities, with our worldwide operations providing long term local benefits.”
Additionally, Rio Tinto’s website includes the following statements about its business:
•	Who we are: “Rio Tinto is one of the world’s leading mining and exploration companies. We find, mine and process the earth’s mineral resources — metals and minerals essential for making thousands of everyday products that meet society’s needs and contribute to improved living standards. Our activities span the world with production from every continent. Our products include aluminium, copper, diamonds, energy products, gold, industrial minerals and iron ore.”

•	Business overview: “Rio Tinto is a modern-day business, committed to serving all of its stakeholders. In all that we do, Rio Tinto follows the very best practices in safety, ethical business, social and environmental responsibility, and sustainable development.”
•	Timeline: “With founding companies established in 1873 and 1905, Rio Tinto stands today as one of the world’s leading mining and exploration companies. It has scale and global presence, operating on nearly every continent.”
•	Strategy: “Rio Tinto’s fundamental objective is to maximise profit to investors by operating responsibly and sustainably in finding, mining and processing minerals — areas of expertise in which the Group has a competitive advantage. Our strategy is to invest in large, long life and cost competitive mines driven by the quality of opportunity, not choice of commodity.”
•	Management overview: “Rio Tinto aims to be the best mining company in the world: global in outlook, while sensitive and responsive to national and local issues; efficient and able to capture the benefits of scale; organised in a way that streamlines decision making; and the ‘preferred developer’ in countries and communities where we wish to operate.”
In short, Rio Tinto does not, and has not ever, held itself out as an investment company. Rio Tinto generally does not make public representations regarding its “investment securities” except as required by its obligation to file periodic reports to comply with federal securities laws. Rio Tinto has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Rather, press releases and other written communications from Rio Tinto emphasize its operations, and cover topics ranging from recent acquisitions to awards the Group has received for environmentally friendly mining.
In light of the foregoing, Rio Tinto believes that investors purchase shares of RTP or RTL with the expectation of gaining from Rio Tinto’s growth as a leading international mining group, engaged in the business of sustainably finding, developing, mining and processing natural resources, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities.

4.3	The Activities of Rio Tinto’s Directors and Officers
Rio Tinto’s executive directors and officers spend substantially all of their time directing and managing the diversified mining and related businesses. The Chief Financial Officer of Rio Tinto, Guy Elliott, has oversight of the cash management and treasury policies and receives periodic reports on their implementation. These activities are conducted to support the mining business and are not conceived as separate business activities.
Apart from the Chief Financial Officer, the Directors and other officers have little involvement in Treasury activities, although, as would be expected, the boards of RTP and RTL review all major proposals to acquire, expand, dispose of or sell mining businesses.
The Chairman and executive directors of Rio Tinto’s board are as follows:
•	Jan du Plessis has served as a director of Rio Tinto plc and Rio Tinto Limited since September 2008 and became Chairman following the 2009 annual general meetings. Mr. du Plessis currently is a non-executive director of Marks & Spencer Group PLC, and formerly was the Chairman of the Board of British American Tobacco plc and a non-executive director of Lloyds TSB Group. Mr. du Plessis has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.

•	Tom Albanese has served as a director Rio Tinto plc and Rio Tinto Limited since March 2006. Mr. Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as Chief Executive with effect from May 2007.
•	Guy Elliott has served as the Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited since 2002. Mr. Elliott joined the Rio Tinto in 1980 after gaining an MBA having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil. He was non-executive director and senior independent director of Cadbury plc, from 2007 and 2008 respectively, until March 2010. He has been elected non-executive director and audit committee member of Royal Dutch Shell plc since September 2010.
•	Sam Walsh has served as a director of Rio Tinto plc and Rio Tinto Limited since June 2009. Mr. Walsh was also appointed executive director and chief executive Iron Ore and Australia in June 2009. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River), from 2001 to 2004, chief executive of the Aluminium group and from 2004 to 2009 chief executive of the Iron Ore group. Mr. Walsh is currently a director of the committee for Perth Ltd and a director of Western Australian Newspaper Holdings Limited.
The non-executive directors of Rio Tinto’s board are as follows:
•	Vivienne Cox has served as a director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was the Executive Vice President and Chief Executive Officer, Alternative Energy for BP plc until June 2009. She was also a member of the BP group chief executive’s committee and during her career at BP worked in chemicals, exploration, finance and refining and marketing. She holds a degree in chemistry from Oxford University and in business administration from INSEAD and is currently Chairman of the Board, and a non-executive director, of Climate Change Capital Limited.
•	Sir Rod Eddington has served as a director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, he was managing director of Cathay Pacific Airways from 1992 to 1996 and executive chairman of Ansett Airlines from 1997 to 2000. He is currently a director of News Corporation plc, John Swire & Son Pty Limited and CLP Holdings, and a non-executive chairman of J.P. Morgan Australia and New Zealand.
•	Michael Fitzpatrick has served as a director of Rio Tinto plc and Rio Tinto Limited since June 2006. Mr. Fitzpatrick sold his interest in, and ceased to be a director of, Hastings

Funds Management Ltd during 2005, the pioneering infrastructure asset management company which he founded in 1994. He is Chairman of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission. Mr. Fitzpatrick is currently the Chairman of Treasury Group Limited and a director of the Walter & Eliza Hall Institute of Medical Research.
•	Yves Fortier has served as a director of Rio Tinto plc and Rio Tinto Limited since October 2007. Mr. Fortier was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992. He is chairman and a senior partner of the law firm Ogilvy Renault and was chairman of Alcan Inc. from 2002 until 2007.
•	Ann Godbehere was appointed a director of Rio Tinto plc and Rio Tinto Limited on 9 February 2010. From 2003 until February 2007, Ann was chief financial officer of the Swiss Re Group, and, from 2008 until January 2009, she was chief financial officer and executive director of Northern Rock. Mrs Godbehere has been a non executive director of UBS AG since April 2009, a Non executive director of Atrium Underwriting Group Limited and Aerial Group Limited since November 2007 and a non executive director of Prudential since August 2007 and Chairman of its Audit Committee since October 2009.
•	Richard Goodmanson has served as a director of Rio Tinto plc and Rio Tinto Limited since 2004. Mr. Goodmanson was executive vice president and chief operating officer of DuPont until the end of September 2009. He was responsible for a number of the global functions, and for the non-US operations of DuPont, with particular focus on growth in emerging markets. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. Mr. Goodmanson is currently a director of Qantas and the Chairman of the United Way of Delaware.
•	Andrew Gould has served as director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the United States. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young. Mr. Gould is currently Chairman and Chief Executive Officer of Schlumberger Limited, a member of the advisory board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia, a member of the commercialization advisory board of Imperial College of Science Technology and Medicine, London, and a member of the Board of Trustees of King Abdullah University of Science and Technology in Jeddah, Saudi Arabia.
•	Lord Kerr of Kinlochard has served as director of Rio Tinto plc and Rio Tinto Limited since 2003. Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under-Secretary at the Foreign Office. Previous postings included being principal private secretary to two Chancellors of the Exchequer, serving in the Soviet Union and Pakistan, and spells as Ambassador to the European Union (1990 to 1995), and the United States (1995 to 1997). He has been an independent member of the House of Lords since 2004. Lord Kerr is currently the Deputy Chairman of Royal Dutch Shell plc, a director of the Scottish American Investment Trust plc, a director of Scottish Power Limited, the Chairman of the Court and Council of Imperial College, an advisory board member BAE Systems, and a trustee of the Rhodes Trust, the National Gallery and the Carnegie Trust for the Universities of Scotland.

•	Paul Tellier has served as a director of Rio Tinto plc and Rio Tinto Limited since October 2007. Mr. Tellier was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc. Mr. Tellier currently is a director of Bell Canada, a director of BCE Inc., a member of the advisory board of General Motors of Canada, a trustee of the International Accounting Standards Foundation, the co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006 and a director of McCain Foods.
•	Robert Brown was appointed a director of Rio Tinto plc and Rio Tinto Limited on 9 February 2010, taking effect from 1 April 2010. Robert Brown is chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc). He was previously president and chief executive officer of CAE Inc. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada. Robert has been inducted to the Order of Canada as well as l’Ordre National du Québec.
As of December 31, 2009 Rio Tinto employed approximately 102,000 people on a global basis, with approximately 98,700 focused on the Group’s operations, and approximately 3,300 focused on the Group’s business support functions. Of the 3,300 employees in the business support functions, fewer than 50 spend any appreciable amount of their time on cash management and treasury policies.

4.4	The Nature of Rio Tinto’s Present Assets
As discussed above in Section 2.3, Rio Tinto recognizes that intra-group receivables arising from the financing of the two components of the DLC raise issues under the 1940 Act, mainly due to the transfer of cash between RTP and RTL, which has the effect of creating intra-group receivables. Out of an abundance of caution, Rio Tinto has viewed certain of these intra-group receivables as “investment securities” on the balance sheet of the subsidiary distributing the cash, and income derived from the distribution of the cash as “investment income”.
As noted earlier, Rio Tinto regularly monitors its compliance with the Act and conducts such analyses in accordance with the Act and the Commission’s interpretations thereof. Neither RTP nor RTL currently meet the definition of an “investment company” under Section 3(a)(1)(C) and they both currently satisfy the asset test under Rule 3a-1. As shown in detail in Exhibit E, as of December 31, 2009, the value of total assets invested in “investment securities” for Rio Tinto was approximately 1.6%, and the corresponding values for RTP and RTL were 3.4% and 23.3% of their total assets, respectively, when calculated pursuant to Rule 3a-1. Further, as of June 30, 2010, the value of total assets invested in “investment securities” for Rio Tinto was approximately 1.6%, and the corresponding values for RTP and RTL were 2.8% and 23.2% of their total assets, respectively, when calculated pursuant to Rule 3a-1.
With that said, in order to adequately fund its operations and successfully compete in the mining industry, Rio Tinto needs the financial flexibility to freely move funds between subsidiaries in the

DLC structure and to quickly capitalize on new opportunities as they arise. As discussed above in Section 2.3, using prudential interpretations under the 1940 Act requires Rio Tinto to actively monitor how it moves funds between its subsidiaries in order to finance its global operations and very considered financial management is needed in order to safely maintain RTP’s and RTL’s status under the 1940 Act.
For example, Hamersley Iron, a wholly-owned subsidiary of RTL, operates nine iron mines in Western Australia, approximately 700 kilometers of dedicated railway, and a port and associated infrastructure facilities. Hamersley Iron generates revenue from these activities, which it normally distributes to other subsidiaries across the Group (i.e., within RTL and also, ultimately, across to RTP) in order to enable Rio Tinto to fund the Group’s operating activities in an efficient manner.
If funds were to be distributed as a loan from Hamersley Iron, such movement of funds between Hamersley Iron and RTP (and its subsidiaries) and RTL (and its subsidiaries) could result in significant amounts of “investment securities” on the balance sheets of certain RTP and RTL subsidiaries due to the intra-group receivables arising therefrom, which, in turn, would impact Rio Tinto’s ability to distribute funds efficiently within the Group. Importantly, Hamersley Iron is and will continue to be primarily engaged in mining activities and could not, in the ordinary course, reasonably be considered to be an investment company. The only reason there could be material amounts of “investment securities” on Hamersley Iron’s balance sheet under the Act is because Rio Tinto takes a cautious view as to what constitutes an “investment security” under the Act, and not because Hamersley Iron has or will change, in any fundamental way, its business activities.

4.5	Sources of Rio Tinto’s Income
Both RTP and RTL also currently satisfy the income test under Rule 3a-1. As shown in detail in Exhibit E, for the year-ended December 31, 2009, Rio Tinto had net income from continuing operations of US$5,784 million, of which approximately 1.5% was derived from “investment securities”. The corresponding values for RTP and RTL were 4.9% and 17.8% respectively as calculated under Rule 3a-1. Further, for the twelve months ended June 30, 2010, Rio Tinto had net income from continuing operations of US$9.771 million, of which approximately 1.3% was derived from “investment securities”. The corresponding values for RTP and RTL were 3.3% and 10.0% respectively as calculated under Rule 3a-1. In the future, Rio Tinto expects substantially all of its revenues to come from its operations.
However, assuming the internal distributions are “investment income”, this may again affect the Rio Tinto’s ability to move funds efficiently between subsidiaries within the DLC structure.
For instance, as described in Section 2.1 above, on August 12, 2010, Rio Tinto announced, and on September 21, 2010, Rio Tinto completed, the THA Buyback, and as such RTP no longer beneficially owns (directly or indirectly) any shares of RTL. Although RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a technical presumption of “control” under Section 2(a)(9) of the 1940 Act, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act due to Rio Tinto’s DLC structure and Sharing Agreement.
However, since the presumption of control under Section 2(a)(9) is no longer available following the THA Buyback, if it were determined that RTP did not exercise at least primary control over RTL, it would have a significant negative implications for Rio Tinto under the 1940 Act. To illustrate this point, the Tables in Exhibit E show the analysis under Rule 3a-1 for each of RTP and RTL assuming the THA Buyback had occurred before 30 June 2010. Tables 1 and 2 in Exhibit E show the analysis under Rule 3a-1, for each of RTP and RTL, respectively, assuming RTP primarily controls RTL and vice versa. Tables 3 and 4 in Exhibit E show, for each of RTP and RTL, the pro forma effect for the twelve months ended June 30, 2010, assuming, for these purposes only, that RTP does not primarily control RTL under the Act. As can be seen from comparing Tables 1 and 2 with Tables 3 and 4, this results in a negative impact on RTP’s investment company status under Rule 3a-1 due to an increase in ”investment income” as RTP can only receive up to approximately $1 billion of income from RTL before it would breach the 45% threshold for the income test under Rule 3a-1 under the Act and potentially become an “investment company”.
As such, the efficient movement of funds within the Group, and the effect that the DLC structure could have on the analysis, each illustrate the difficulties Rio Tinto has, and will continue to have, with complying with the Act.

4.6	Conclusion
Since the inception of their respective predecessor companies over a century ago, RTP and RTL have been involved in finding, developing, mining and processing mineral resources. Rio Tinto has never represented that it is involved in any business other than the finding, developing, mining and processing of the earth’s mineral resources, and has consistently stated in its annual reports to shareholders, press releases, filings with the Commission, marketing materials and website that it is a diversified mining and exploration company. Accordingly, Rio Tinto believes that the intra-group receivables and the internal distributions, which arise from the transfer of funds across the Group to fund Rio Tinto’s global operations should not preclude the Commission from finding that Rio Tinto is engaged primarily in a business other than that of investing, reinvesting or holding securities, provided that Rio Tinto uses the funds which are transferred for bona-fide business purposes, and that it does not invest or trade in securities for short-term speculative purposes.
Rio Tinto believes that the application of the 1940 Act to its activities would not be in the best interests of its shareholders as it would practically prohibit Rio Tinto from maximizing its profits from its operations activities for the benefit of its shareholders, and further does not believe any regulatory purpose of the 1940 Act would be served by requiring Rio Tinto to register under the Act. The policy and purposes of the 1940 Act, as set forth in Section 1 of the 1940 Act, are to mitigate and, as far as is feasible, to eliminate the conditions enumerated therein which adversely affect the national public interest and the interest of investors. Because investors purchase RTP and RTL shares with the expectation of gaining from Rio Tinto’s growth as a leading international mining group engaged in the business of sustainably finding, developing, mining and processing natural resources, and not from an increase in its investment income or capital gains generated by the purchase or sale of securities, Rio Tinto does not believe it would be appropriate or necessary for the protection of investors to require Rio Tinto to be regulated as an investment company under the 1940 Act. Also, because Rio Tinto is subject to the reporting requirements of the 1934 Act, its shareholders have access to fulsome information about Rio Tinto and its continued development.
Accordingly, since both RTP and RTL are engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, RTP and RTL respectfully submit that they satisfy the criteria for issuance of an order pursuant to Section 3(b)(2) of the Act and believe such issuance would be appropriate and in the best interests of the public and RTP’s and RTL’s shareholders.

5	Relief Requested

5.1	Investment Company Act Status — Order Pursuant to Section 3(b)(2)
For the reasons described above, Rio Tinto requests that the Commission issue an order pursuant to Section 3(b)(2) of the 1940 Act, finding and declaring Rio Tinto to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Rio Tinto submits that the requested order is necessary, appropriate and in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

5.2	Confidential Treatment — Order Pursuant to Section 45(a) and Exemption Under FOIA
For the reasons discussed below, Rio Tinto hereby requests an order granting confidential treatment pursuant to Section 45(a) for the redacted portions of the Application (Exhibit E) on the grounds that the redacted portions are exempt from disclosure pursuant to Rule 80(b)(4) of the Commission’s Freedom of Information Act Rules (the “FOIA Rules”) as they are “commercial or financial information obtained from a person” which is “privileged or confidential”, the public disclosure of which would cause substantial harm to the competitive position of Rio Tinto and is not necessary for the protection of investors.
As required under Section 45(a), Rio Tinto believes that public disclosure of the information contained in Exhibit E is neither necessary nor appropriate in the public interest or for the protection of investors. Rio Tinto submits that the financial and other information in the Application is sufficient to fully apprise any interested member of the public of the basis for the orders requested in this Application, and more specifically, contains a thorough description of the redacted information in Sections 4.4 and 4.5, above. While Rio Tinto recognizes that the Commission may have legitimate reasons for wishing to see the redacted Exhibit (such as, for example, satisfying itself that the description in the Application of such information is fair and accurate), it does not believe there is a legitimate reason for a member of the public to have access to this information that Rio Tinto does not otherwise publicly disclose. Rio Tinto treats the information contained in Exhibit E as confidential and believes that it is unlikely that such information would fall into the possession of any other person unless the Commission were to make it publicly available. In view of the reasons Rio Tinto has stated above for believing public disclosure is neither necessary nor appropriate, Rio Tinto believes it has met the standards for obtaining an order under Section 45(a) and its request for such order should be granted.

6	Conditions For Relief
Rio Tinto agrees that any order granting the requested relief will be subject to the following conditions:
(a)	Rio Tinto (consisting of RTP and RTL) will not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities.
(b)	Rio Tinto (consisting of RTP and RTL) continues to constitute a DLC.
(c)	Rio Tinto (consisting of RTP and RTL) continues to allocate and utilize their accumulated cash and investment securities primarily for bona-fide business purposes arising out of the finding, developing, mining and processing of mineral resources.
(d)	Rio Tinto (consisting of RTP and RTL) will not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

7	Procedural Matters

7.1	Pursuant to Rule 0-2(f) under the 1940 Act, Rio Tinto hereby states that its address is:

RIO TINTO PLC	RIO TINTO LIMITED
2 Eastbourne Terrace	ABN 96 004 458 404
London W2 6LG	Level 33
United Kingdom	120 Collins Street
Melbourne
Victoria 3000
Australia
Rio Tinto states that all communications or questions should be directed to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
Telephone: 011 44 20 7456 3223

E-mail: tom.shropshire@linklaters.com
7.2	Pursuant to Rule 0-2(c)(1) under the 1940 Act, Rio Tinto hereby states that the officer signing and filing this Application on behalf of Rio Tinto is fully authorized to do so. A certification this effect is matched hereto as Exhibit A. Rio Tinto has complied with all requirements for the execution and filing of this Application.

7.3	The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. The proposed notice to be published in the Federal Register related to the filing of this Applicable required by Rule 0-2(g) under the 1940 Act is filed as Exhibit C to the Application, and is hereby incorporated by reference.

7.4	Rio Tinto requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

8	Exhibits
Exhibits:
A.	Certification of Rio Tinto plc and Rio Tinto Limited Pursuant to Rule 0-2(c)(1)

B.	Verification of Rio Tinto plc and Rio Tinto Limited Pursuant to Rule 0-2(d)

C.	Proposed Notice of Application Pursuant to Rule 0-2(g)

D.	Dual-Listed Company Organizational Structure for Rio Tinto plc and Rio Tinto Limited

E.	Investment Company Act Analysis for Rio Tinto plc and Rio Tinto Limited

(Confidential Treatment Requested — Submitted Under Separate Cover)

IN WITNESS WHEREOF, Rio Tinto has caused this Application to be duly executed this day of December 16, 2010.

RIO TINTO PLC
By:	/s/ Guy Elliott
GUY ELLIOTT

RIO TINTO LIMITED
By:	/s/ Guy Elliott
GUY ELLIOTT

Exhibit A — Authorization
Officer’s Certificate
The undersigned, Guy Elliott, being the Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) certifies that he is authorized to file with the US Securities and Exchange Commission an application for orders pursuant to Sections 3(b)(2) and 45(a) of the Investment Company Act of 1940 (“1940 Act”), including any amendments thereto in such form as he deems necessary and appropriate to do any and all things necessary or proper under the 1940 Act in connection with such application.

RIO TINTO PLC
	By:	/s/ Guy Elliott
GUY ELLIOTT

Dated: December 16, 2010
RIO TINTO LIMITED
	By:	/s/ Guy Elliott
GUY ELLIOTT

Exhibit B — Verification
Affidavit
In accordance with Rule 0-2(d) under the 1940 Act:
I, GUY ELLIOTT, of 2 Eastbourne Terrace, London W2 6LG, state on oath:
1.	I have duly executed the application dated December 16, 2010 for and on behalf of Rio Tinto plc and Rio Tinto Limited.

2.	I am the Chief Financial Officer of such entities, and am authorized to sign the application on behalf of Rio Tinto plc and Rio Tinto Limited.

3.	All action by shareholders, directors, and other bodies necessary to execute and file such instrument has been taken.

4.	I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of may knowledge, information and belief.
Sworn at 2 Eastbourne Terrace, London W2 6LG, this 16 day of December 2010

/s/ Guy Elliott
GUY ELLIOTT
before me

/s/ Sandra Walker
Sandra Walker
2 Eastbourne Terrance
London, W2 6LG
United Kingdom
Group Counsel
Rio Tinto

Exhibit C — Proposed Notice of Application
SECURITIES AND EXCHANGE COMMISSION
[Investment Company Act Release No. [•] ; 812- [•]]
Rio Tinto; Notice of Application
[•], 20[•]
Agency: Securities and Exchange Commission (“Commission”).
Action: Notice of application under section 3(b)(2) and 45(a) of the Investment Company Act of 1940 (the “Act”).
Summary of Application: Rio Tinto plc (“RTP”) and Rio Tinto Limited (“RTL” and, together with RTP, “Rio Tinto”) seek an order under section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Rio Tinto also seeks an order under Section 45(a) of the Act granting confidential treatment with respect to certain financial and other information that has been redacted from the application and submitted under separate cover to the Commission. Rio Tinto is primarily engaged in the business of sustainably finding, mining, developing and processing mineral resources.
Filing Date: The application was filed on December 16, 2010.
Hearing or Notification of Hearing: Orders granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [•], 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.
Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-9303. Applicant, 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.
For Further Information Contact: [•], at (202) 551-[•], or [•], at (202) 551-[•] (Division of Investment Management, [•]).
Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission’s Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-[8090].
Applicants’ Representations:
1.	Rio Tinto is comprised of two companies: RTP and RTL. RTP is a foreign private issuer organized under the laws of England and Wales and RTL is a foreign private issuer organized under the laws of Australia. Although separate entities, RTP and RTL have common boards of directors and are managed as a single enterprise through a dual listed companies (“DLC”) structure which places the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies.

2.	Rio Tinto states that it is a leading international mining group. Its business is sustainably finding, developing, mining and processing natural resources. Its major products are aluminium, iron ore, copper, molybdenum, coal, uranium, diamonds, gold, borates, titanium dioxide, salt and talc. Its activities span the world — Rio Tinto is strongly represented in Australia, North America, and Europe, with significant businesses in South America, Asia, and southern Africa.

3.	Rule 3a-1 provides an exemption from the definition of an investment company if no more than 45% of a company’s total assets consist of, and not more than 45% of its net income over the last four quarters is derived from, securities other than Government securities, securities of majority-owned subsidiaries and primarily controlled companies. Rio Tinto states that it cannot rely upon rule 3a-1 under the Act because the percentage of its total assets which may qualify as “investment securities” fluctuates and may, from time to time, exceed 45% of its total assets.

4.	Rio Tinto states that the distribution of cash within the Group has the effect of creating receivables, which are represented by instruments evidencing the transaction giving rise to the receivable (referred to herein as “intra-group receivables”). Rio Tinto believes that these intra-group receivables do not have the defining characteristics which have traditionally thought of as “investment-like”, and the regulation of these instruments as “securities” under the 1940 Act would not therefore serve the Act’s regulatory aims or offer meaningful (if any) protection for investors. However, Rio Tinto represents that it has nonetheless, out of an abundance of caution, viewed certain of these intra-group receivables as “investment securities” on the balance sheet of the subsidiary distributing the cash. Rio Tinto further represents that the treatment of the associated intra-group receivables as investment securities has limited the Group’s ability to distribute cash within the Group and to fund its operating activities in a tax- or capital-efficient manner, principally driven by the concern that RTP, RTL and/or the Group could be classified as an “investment company” under section 3(a)(1)(C) of the Act.

5.	Rio Tinto represents that its status under the Act is further complicated by the fact that it moves funds between RTP (and its subsidiaries) and RTL (and its subsidiaries), which result in an increase of “investment securities” on the balance sheets of certain RTP and RTL subsidiaries, due to the intra-group receivables arising therefrom. Consequently, this impacts Rio Tinto’s ability to move money efficiently within the Group, in spite of the fact that the cash distributed by the subsidiaries was generated through a bone-fide mining activities and the cash will be used to fund Rio Tinto’s operations.

6.	Rio Tinto represents that RTP historically held a controlling interest in RTL and had reduced that holding over time. On August 12, 2010, Rio Tinto announced that it had decided in principle to buy back all of the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia Pty Ltd (“THA”), a wholly owned subsidiary of Rio Tinto plc (the “THA Buyback”). On September 21, 2010, Rio Tinto completed the THA Buyback and, as a result, RTP no longer beneficially owns (directly or indirectly) any shares of RTL. Although RTP no longer beneficially owns (directly or indirectly) any shares of RTL, and therefore there is no longer a technical presumption of “control” under Section 2(a)(9) of the 1940 Act, Rio Tinto still believes that it is appropriate to consider RTL to be “primarily controlled” by RTP (and vice versa) for the purposes of Rule 3a-1 under the Act due to Rio Tinto’s DLC structure and agreements pursuant thereto. In the event that RTP was determined not to primarily control RTL for the purposes of the Act, this result could impact Rio Tinto’s analysis under Rule 3a-1 because certain internal dividends would thereby be classified as “investment income” which, consequently, would impact Rio Tinto’s ability to distribute funds efficiently within the Group.

Applicants’ Legal Analysis:
A.	Section 3(b)(2) of the Act

1.	Rio Tinto seeks an order under section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore not an investment company as defined in the Act.

2.	Under Section 3(a)(1)(C) of the Act, and issuer is an “investment company” if it “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”. Section 3(a)(2) of the Act defines “investment securities” to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act. As of June 30, 2010, the value of total assets invested in “investment securities” for RTP and RTL was 2.8% and 23.2% of their total assets, respectively, and the total income derived from “investment securities” for RTP and RTL was 3.3% and 10.0% of their total income, respectively, as calculated pursuant to Rule 3a-1. Therefore, as of June 30, 2010, neither RTP nor RTL was considered an investment company under the 1940 Act.

3.	Rule 3a-1 provides an exemption from the definition of an investment company if no more than 45% of a company’s total assets consist of, and not more than 45% of its net income over the last four quarters is derived from, securities other than Government securities, securities of majority-owned subsidiaries and primarily controlled companies. Rio Tinto states that it cannot rely upon rule 3a-1 under the Act because the percentage of its total assets which may qualify as “investment securities” and income which may qualify as “investment income” fluctuates and may, from time to time, exceed 45% of its total assets or net income, respectively.

4.	Section 3(b)(2) of the Act provides that, notwithstanding section 3(a)(1)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of businesses. Rio Tinto requests an order under section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore not an investment company as defined in the Act.

5.	In determining whether a company is primarily engaged in a non-investment company business under section 3(b)(2), the Commission considers: (a) the issuer’s historical development; (b) its public representations of policy; (c) the activities of its officers and directors; (d) the nature of its present assets; and (e) the sources of its present income.[1]
(a)	Historical development. Since the inception of their respective predecessor companies over a century ago, RTP and RTL have been involved in finding, mining and processing mineral resources. Rio Tinto’s major products include aluminium, iron ore, copper, molybdenum, coal, uranium, diamonds, gold, borates, titanium

[1]	See Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947)

dioxide, salt and talc. Rio Tinto’s activities span the world — it is strongly represented in Australia, North America and Europe, with significant businesses in South America, Asia, and southern Africa.

(b)	Public representations of policy. Rio Tinto has not represented that it is involved in any business other than the finding, mining and extracting of the earth’s mineral resources. Rio Tinto has consistently stated in its annual reports to shareholders, press releases, filings with the Commission, marketing materials and website that it is a diversified mining and exploration company. Rio Tinto generally does not make public representations regarding its “investment securities” except as required by its obligation to file periodic reports to comply with federal securities laws. Rio Tinto has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.

(c)	Activities of directors and officers. Rio Tinto’s executive directors and officers spend substantially all of their time directing and managing the diversified mining and related businesses. The Chief Financial Officer of Rio Tinto has oversight of the cash management and treasury policies and receives periodic reports on their implementation. These activities are conducted to support the mining business and are not conceived as separate business activities. Apart from the Chief Financial Officer, the Directors and other officers have little involvement in Treasury activities, although, as would be expected, the boards of RTP and RTL review all major proposals to acquire, expand, contract or sell mining businesses. Rio Tinto currently employs approximately 102,000 people on a global basis, fewer than 50 of whom spend any appreciable amount of their time on cash management and treasury policies.

(d)	Nature of Present Assets. Rio Tinto recognizes that commercial instruments arising from the financing of the two components of the DLC may raise issues under the Act. As such, Rio Tinto continuously monitors its compliance with the Act and conducts such analyses in accordance with the Act and the Commission’s interpretations thereof. Neither RTP nor RTL currently meet the definition of an “investment company” under Section 3(a)(1)(C) and they both currently satisfy the asset test under Rule 3a-1. As of June 30, 2010, the value of Rio Tinto’s “investment securities” was approximately 1.6% of its total assets. The corresponding values for RTP and RTL were 2.8% and 23.2% respectively.

However, the need to transfer funds between RTP and RTL and their respective subsidiaries for bona-fide business purposes arising out of the operation of Rio Tinto’s mining business results in the creation of either internal distributions, which may be deemed to be “investment income”; or intra-group receivables which may be deemed to be “investment securities”. As the percentage of RTL’s assets which are “investment securities” increases, this has the consequent affect of restricting the Group’s ability to move money freely between RTP and RTL within the DLC structure and to fund the Group’s operations.

(e)	Sources of income and revenue. Both RTP and RTL currently satisfy the income test under Rule 3a-1. For the twelve-months ended June 30, 2010, Rio Tinto had net income from continuing operations of US$9,771 million, of which investment income was approximately 1.3%. The corresponding values for RTP and RTL were 3.3% and 10.0% respectively. In the future, Rio Tinto expects substantially all of its revenues to come from operations. However, now that RTP no longer beneficially owns (directly or indirectly) any shares of RTL, under a strict interpretation of the Act, this would impact RTP’s investment company status under Rule 3a-1 due to an increase in “investment income”, and consequently Rio Tinto’s ability to move funds efficiently within the Group.

The movement of funds within the Group and the fact that RTP no longer beneficially owns (directly or indirectly) any shares of RTL each illustrate the difficulties Rio Tinto has, and will continue to have, with complying with the Act. Although these transactions only seek to enhance Rio Tinto’s position as a leading global mining group, Rio Tinto’s DLC structure and inter-company financing requirements result in internal distributions becoming “investment income”; and certain assets becoming “investment securities” under the Act. As a result, RTL, RTP and Rio Tinto as a group risk falling within the definition of an “investment company”, even though their business remains finding, mining and processing mineral resources.
6.	Rio Tinto thus asserts that it satisfies the standards for an order under section 3(b)(2) of the Act.

B.	Section 45(a) of the Act

1.	Section 45(a) of the Act provides that information contained in any application filed with the Commission under the Act shall be made available to the public, unless the Commission finds that public disclosure is neither necessary nor appropriate in the public interest or for the protection of investors. Rio Tinto requests an order under Section 45(a) of the Act granting confidential treatment to financial and other confidential information submitted as Exhibit E to the application, which Exhibit was submitted to the Commission under separate cover.

2.	Rio Tinto submits that the data disclosed in the application is sufficient to fully apprise any interested member of the public of the basis for the order requested under Section 3(b)(2) of the Act.

3.	Rio Tinto also believes that public disclosure of the confidential financial and other information set forth in Exhibit E would cause Rio Tinto competitive harm. Rio Tinto does not normally disclose specific financial information about non-public subsidiaries or its analysis under the Act Competitors would benefit from access to such information and Rio Tinto does not have access to similar information about its competitors. For these reasons, Rio Tinto believes that public disclosure of the information in Exhibit E is neither necessary nor appropriate in the public interest or for the protection of investors.
Applicant’s Conditions:
Rio Tinto agrees that any order granting the requested relief will be subject to the following conditions:
1.	Rio Tinto (consisting of RTP and RTL) will not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

2.	Rio Tinto (consisting of RTP and RTL) continues to constitute a DLC.

3.	Rio Tinto (consisting of RTP and RTL) continues to allocate and utilize their accumulated cash and investment securities primarily for bona-fide business purposes arising out of the finding, developing, mining and processing of mineral resources.

4.	Rio Tinto (consisting of RTP and RTL) will not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
For the Commission, by the Division of Investment Management, under delegated authority.

[•] [Secretary]

Exhibit D — Dual-Listed Company Organizational Structure
for Rio Tinto plc and Rio Tinto Limited

Exhibit E — Confidential Treatment Requested